Exhibit (a)(1)(B)
COMMUNICATION FROM THE CEO

From:	Steven Laub, President and Chief Executive Officer

To:	All Eligible Employees

Date:	August 3, 2009

Re:	Stock Option Exchange Offer
I am pleased to announce that today Atmel launched a voluntary, one-time stock option exchange offer (the “offer”) to allow eligible employees who received certain stock option grants the opportunity to exchange those options for restricted stock units or a combination of restricted stock units and new options. Any new options would have an exercise price equal to the closing price of our common stock on the new option grant date. Only options that were granted before August 3, 2008 and that have an exercise price greater than $4.69 per share are eligible to be exchanged. The offer is currently scheduled to expire on August 28, 2009, at 9:00 p.m. Pacific Time and new awards are scheduled to be granted on the same U.S. calendar day (but following expiration of the offer).
We have prepared a number of resources to help you understand the terms and conditions of the offer. These resources include the document titled “Offer to Exchange Certain Outstanding Options for New Awards” (referred to as the “Offer to Exchange”) and an election form and withdrawal form, together with their associated instructions. Each of these documents is attached to this email. You also may access these documents on the Atmel offer website at https://atmel.equitybenefits.com. In addition, to help you recall which of your options are eligible for exchange under this offer and to give you the information necessary to make an informed decision, please refer to the grant information available via the offer website that lists your eligible option grants, the grant date of your eligible options, the current exercise price per share of your eligible options, and the number of outstanding shares subject to your eligible options. To review the vesting schedule and option expiration date (as defined in the Offer to Exchange) of each of your eligible options listed on the offer website, please refer to your E*TRADE account by logging into your account at the website address: https://us.etrade.com/e/t/user/login_sp. If you are unable to access the offer website or your E*TRADE account, you may contact Atmel’s Stock Administration Department via email at tender_offer@atmel.com or via facsimile at (408) 487-2558 for assistance.
We know that the materials describing the offer may seem voluminous, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in the offer. We believe the offer potentially is very important to you and recommend that you take the time to study the materials, ask questions if needed and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate in the offer and you will retain your current options under their current terms and conditions. If, after reviewing the materials, you still have questions about the offer, please contact your local Human Resources representative.
Participation in the offer is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer.

If you choose to participate in the offer, you will need to deliver a completed election via the Atmel offer website, email or by facsimile on or before 9:00 p.m., Pacific Time, on August 28, 2009 (unless the offer is extended), to:
Stock Administration Department
Offer website: https://atmel.equitybenefits.com
Email: tender_offer@atmel.com
Fax: (408) 487-2558
If Atmel’s Stock Administration Department has not received your properly completed and signed election before the offer expires, you will have rejected this offer and you will keep your current options. A copy of the election form and withdrawal form are included in the offer documents as well as attached to this email.
Thank you,
Steven Laub
President and Chief Executive Officer
[ATTACHMENTS OF OFFER DOCUMENTS]